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SunDrift

Cannabis Business

39 Silver St
Sheffield, MA 01257
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
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THE PITCH
SunDrift is seeking investment to fuel sales, marketing, and working capital as it builds the brand and grows its footprint within the Massachusetts market.
Generating Revenue
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FAST-ACTING FULL-SPECTRUM HARD CANDIES HAPPILY CRAFTED IN THE BERKSHIRES
SunDrift is a minority, woman-owned business building a full-spectrum, craft cannabis edibles brand. We are operational and producing revenue in our launch state market of Massachusetts.
Our Mission is to build a truly differentiated, category-leading craft cannabis brand that's easily consumable while advancing sustainable practices, enabling wellness, and furthering social justice.
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OUR STORY
In 2015, David Hollands started developing a hard candy edibles recipe which his brother Mark, a cannabis connoisseur, originated. Dave then spent years perfecting the recipe and studying the evolving cannabis industry.
With a unique homemade formula truly differentiated from other candies in both taste and experience, Dave knew he was onto something special.
He partnered with Janine Yu and Jon Pollock to launch Sun Drops LLC (dba SunDrift) and the journey to advancing one of the most tasty and effective brands of craft edibles was underway!
4,400 sq. ft.
Floor Space
4 people
Employees
$23,000
Monthly Revenue
$1,200
Average Ticket Size
641 people
Social Media Followers
$1,328,000
Projected Annual Revenue
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THE TEAM
David Hollands
Co-Founder and Chief Product Officer

Five years spent perfecting cannabis hard candy edibles as a home chef with a passion for creating original recipes.

30 years as a successful music producer and international DJ for leading night spots such as Twilo and CBGB gallery; ran his own record label, Minimal Wage.

As corporate DJ and music consultant, worked with event producers and in-house corporate event planners.

Has shared the stage with chart-topers such as Beyoncé, Kelly Clarkson, Aerosmith.

Corporate clients included AT&T, McDonald's, Nintendo, Bank of America, Major League Baseball, Hyatt, T-Mobile, Clinton Global Initiative.

BA, Ball State University

Janine Yu
Co-Founder and Chief Operations Officer

Ten years of experience in luxury travel planning and sales, with core expertise in operations and logistics.

Founder of 7 Archipelagos, a New York-based boutique luxury travel service in trip planning, industry content for travel providers, and new product and service development.

Sales and Marketing Manager for Remote Lands, a bespoke tour operator in the ultra- luxury customized travel industry for experiences in Asia.

Travel writer for a wide range of online media including DiscoverLuxury, BraveNewTraveler, ForbesTraveler, FamilyTravelForum plus The Philippine Star, SEAir InFlight magazine, Asian Spirit.

MFA, The New School

Jon Pollock
Co-Founder and Chief Business Officer

Experienced entrepreneur with operations and business development expertise combined with a background in brand management, marketing, and finance.

Founder & CEO at Ciao Andiamo, a boutique travel startup curating authentic, insider experiences throughout Italy spanning food, wine and culture.

Since 2011, organized over 1,500 private adventures, small group tours, honeymoons and weddings with industry accolades from Conde Nast Traveler, The Huffington Post, and Travel+Leisure.

Brand Manager of Activia at Dannon

Associate Finance Manager for Unilever

MBA, Harvard Business School

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THE OPPORTUNITY

As SunDrift celebrates 1 year in the Massachusetts market, your investment will help fuel working capital, inventory, sales, marketing, and innovation, as we build brand awareness, loyalty, and scale.

Brand building will be highly focused at the retail dispensary level, from pop-ups, in-store displays, and uninfused candy sampling, to budtender education and incentives.
Innovation will center around benefits-focused and seasonal flavors, with our first new flavor—Strawberry Cream for Sleep—set to launch this summer.
Other marketing investments include social media, email marketing, targeted events, and billboards in key areas like downtown Boston.
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PITCH DECK - DRAFT
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OUR OFFERINGS

We produce full spectrum, nano-infused hard candies with the nostalgic taste of New England.

Our edibles deliver fast-acting, balanced effects, derived from our unique formula and a sublingual uptake you can savor as the candy slowly dissolves in your mouth.
Our candies, which come in four great tasting flavors—classic butterscotch, summer watermelon, black cherry, and deep cinnamon—are individually wrapped, easily shareable, and perfect for discrete consumption at home or the on-the-go

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OUR HARD CANDIES ARE INDIVIDUALLY WRAPPED, AND COME IN FOUR GREAT TASTING FLAVORS: SUMMER WATERMELON, BLACK CHERRY, CLASSIC BUTTERSCOTCH, AND DEEP CINNAMON.
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TESTIMONIALS

As we continue to build awareness of SunDrift, the feedback from our customers who have tried our hard candy edibles has been overwhelmingly positive.

"SunDrift is the perfect high 11/10 times."
"I gave one to a friend who had a recent 'not great' edible experience and he said 'wow, that is the perfect edible high'."
"Just happened to find you @ The Pass in Sheffield and LOVE, LOVE, LOVE your hard candies!"
"I am wondering how and when I can get more candies, they seem to be the only product that helps my legs at night."
"For me, SunDrift hard candies are my preferred way to consume cannabis, hands down."
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TEAM EXPERIENCE

We've been building a best-in-class SunDrift team full of passion, grit, and a diversity of backgrounds and skills.

The co-founders comprise a highly complementary leadership team, with a proven track record in entrepreneurship, consumer packaged goods, marketing, finance, operations, and product development.
Our manufacturing team has worked tirelessly scaling operations and perfecting our hard candy recipe and processes.
We've brought in key sales, marketing & business development contributors with years of multi-faceted experience in the cannabis industry.
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SHEFFIELD, MA IN THE BERKSHIRES - WHERE THE CANDY MAGIC HAPPENS
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SHOWCASING SUNDRIFT: FROM EXPOS & EVENTS TO IN-STORE POP-UPS & BILLBOARDS
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Podcast Episode: Business of Cannabis

Listen to SunDrift co-founders Janine Yu and Jonathan Pollock chat with David Skuy about the business behind the launch of their craft edibles brand.

https://open.spotify.com/episode/1Xb62vFMF4ahrjYlP6KqWW?si=zQzNLKjlSe2wBSIyg8s-MA

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PRESS
Case Study - SunDrift ● Loynds

Discover how SunDrift transformed their production of cannabis infused candies with the CD05 Laboratory Depositing Machine.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working Capital / Operations $26,625
Sales & Marketing: Events & In-Store Displays & Activation $10,000
Inventory: Benefit-Focused Innovation & Packaging Refresh $10,000
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,327,994	$1,521,600	$1,770,000	$2,041,200	$2,340,000
Cost of Goods Sold	$719,109	$782,749	$865,006	$918,540	$994,500
Gross Profit	$608,885	$738,851	$904,994	$1,122,660	$1,345,500

EXPENSES

Cost of Labor - SG&A $150,000 $200,000 $220,000 $242,000 $266,200
Delivery Service $64,392 $70,831 $77,915 $85,706 $94,277
Advertising & Marketing $116,162 $127,778 $140,556 $154,612 $170,073
Facility Cost $12,979 $14,277 $15,704 $17,275 $19,002
Professional Fees $58,300 $64,130 $70,543 $77,597 $85,357
Bank & Merchant Fees $6,191 $6,810 $7,491 $8,240 $9,064
Office/General Administrative $19,850 $21,835 $24,019 $26,421 $29,063
Taxes & Licensing $2,200 $2,420 $2,662 $2,928 $3,221
Travel $40,700 $44,770 $49,247 $54,172 $59,589
Meals $13,422 $14,764 $16,240 $17,864 $19,651
Operating Profit $124,689 $171,236 $280,617 $435,845 $590,003
This information is provided by SunDrift. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.
Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investor Deck.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends September 8th, 2023
Summary of Terms
Legal Business Name Sun Drops, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.8%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Historical milestones

Sun Drops, LLC (dba SunDrift) launched in November 2020 and has achieved the following milestones to date:

Secured manufacturing facility in Sheffield, MA in February 2021 in a lease-to-buy agreement

Submitted comprehensive application for cannabis manufacturing license with the Massachusetts Cannabis Control Commission (CCC) in April 2021

Completed seed fundraise of $650k in April 2021

Received provisional license from the CCC in July 2021

Completed facility buildout in February 2022

Previewed SunDrift brand to the Massachusetts market in March 2022 exhibiting at NECANN Boston

Received final license from CCC in May 2022

Launched in the Massachusetts market in July 2022, with 4 hard candy SKUs, selling into its first 8 dispensary locations

Released 5-pack offering in October 2022 of all 4 flavors to help drive trial and brand awareness, now with individually wrapped candies for easier portability and shareability

Secured a trademark for SunDrift in October 2022

Achieved revenue of $79k in the calendar year of 2022 over 6 months operating, having sold into 23 accounts (almost 10% of stores)

Partnered with Bask for distribution in January 2023, joining a portfolio that includes 1906 and Howl's Tincture, expanding its channel access across the state

Moved exclusively to individually wrapped candies across all formats

In its most recent sales month in 2023, SunDrift was in 43 active accounts (over 15% of stores), with monthly revenue of $23k

Historical financial performance is not necessarily predictive of future performance.

Financial liquidity

Sun Drops, LLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Sun Drops, LLC expects its liquidity position to grow upon raising capital on Mainvest and deploying some capital to extend its runways, and some capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of SunDrift, we have had the following material changes and trends:

Steady increase in store count and sales trajectory

Launch of benefits-focused sleep SKU (Strawberry Cream) in July 2023

Planned launch of a new gummy line by September, co-branded with Bask, leveraging Sun Drops, LLC's existing manufacturing infrastructure and overheads while tapping into Bask's access to accounts and the opportunity to disrupt the gummy market with a great tasting, value offering. We expect this to have an immediate positive impact on gross profit, with Bask responsible for any upfront working capital needs

Business has submitted a Form 7004 - Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns for 2022 Tax Returns.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sun Drops, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sun Drops, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SunDrift competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SunDrift's core business or the inability to compete successfully against the with other competitors could negatively affect SunDrift's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sun Drops, LLC management or vote on and/or influence any managerial decisions regarding SunDrift. Furthermore, if the founders or other key personnel of Sun Drops, LLC were to leave or become unable to work, Sun Drops, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sun Drops, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sun Drops, LLC is a newly established entity and therefore has limited operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sun Drops, ILC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sun Drops, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SunDrift

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sun Drops, LLC's financial performance or ability to continue to operate. In the event Sun Drops, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SunDrift nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sun Drops, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sun Drops, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sun Drops, LLC will carry some insurance, SunDrift may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sun Drops, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sun Drops, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sun Drops, LLC's management will coincide: you both want Sun Drops, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sun Drops, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Sun Drops, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sun Drops, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sun Drops, LLC or management), which is responsible for monitoring Sun Drops, LLC's compliance with the law. Sun Drops, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sun Drops, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sun Drops, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sun Drops, LLC, and the revenue of Sun Drops, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sun Drops, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Sun Drops, LLC is a newly established entity and has limited history for prospective investors to consider.

Limited Scope of Investment

This investment is limited to Sun Drops, LLC, the Massachusetts cannabis manufacturing entity. Any other related entities, including expansion into other states are not factored into the revenue sharing model.

This information is provided by SunDrift. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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